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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
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                        ATLANTIC CITY ELECTRIC COMPANY
                               (NAME OF ISSUER)
                                   CONECTIV
                     (NAME OF PERSON(S) FILING STATEMENT)

                   TITLE                                CUSIP NUMBER
                   -----                                ------------
Atlantic City Electric Company, Cumulative
Preferred Stock, Par Value $100
4% Series                                           048303200 and 048303903
4.10% Series                                                048303770
4.35% Series                                                048303762
4.35% 2nd Series                                            048303507
4.75% Series                                                048303309
5% Series                                                   048303788

                         (TITLE OF CLASS OF SECURITIES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                     PETER F. CLARK, ESQ., GENERAL COUNSEL
                                    CONECTIV
                                800 KING STREET
                                  P.O. BOX 231
                           WILMINGTON, DELAWARE 19899
                                 (302) 429-3448
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

        THE COMMISSION IS REQUESTED TO MAIL SIGNED COPIES OF ALL ORDERS,
                         NOTICES AND COMMUNICATIONS TO:

              STEPHANIE M. SCOLA             VINCENT PAGANO, JR., ESQ.
        MANAGER OF CAPITAL MARKETS               SIMPSON THACHER &
                 CONECTIV                            BARTLETT
              800 KING STREET                  425 LEXINGTON AVENUE
         WILMINGTON, DELAWARE 19899          NEW YORK, NEW YORK 10017

                               SEPTEMBER 10, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
         TRANSACTION VALUATION                  AMOUNT OF FILING FEE
         ---------------------                  --------------------
                $26,651,300                           $5,331


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*  Solely for purposes of calculating the filing fee and computed pursuant to
   Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

   Amount Previously Paid:  $5,331
   Form or Registration No.:  Schedule 13E-4
   Filing Party:  Conectiv
   Date Filed:  October 2, 1998
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     This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated September 10, 1998 filed by Conectiv, a Delaware corporation, relating to its offer to purchase any and all outstanding shares of the series of preferred stock listed above of Atlantic City Electric Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated September 10, 1998, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99(a)(1) and 99(a)(2) to the Statement.

     Only those items of the Statement that are amended and supplemented hereby are included herein.

Item 9.  Material to be filed as Exhibits.

Exhibit No.       Description

99(a)(13)         Form of Follow-up Mailing to Registered Shareholders


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1998

                                              CONECTIV

                                              By:  Louis M. Walters
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                                                   Louis M. Walters
                                                   Treasurer